SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

                         PRESIDENTIAL REALTY CORPORATION
                         -------------------------------
                                (Name of Issuer)

                 Class B Common Stock, Par Value $.10 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    741004204
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             ----------------------

                               Charles L. Frischer
                               30 West 63rd Street
                                     Apt 12
                               New York, NY 10023
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                          Page 1 of 9

CUSIP NO. 644206104                   13D                            Page 2 of 9
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Charles Frischer
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     251,400
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            251,400
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      251,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 644206104                   13D                            Page 3 of 9
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Libby Frischer Family Partnership
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 644206104                   13D                            Page 4 of 9


Item 1. Security and Issuer

      This Schedule 13D relates to Class B Common Shares, par value $.10 per share (the "Shares") of Presidential Realty Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 180 South Broadway, White Plains, New York 10605.

Item 2. Identity and Background.

      (a) This statement is being filed by each of Charles Frischer, an individual, and Libby Frischer Family Partnership, a New York partnership (the "Partnership"). A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 1.

      (b) The principal business address of each of the filers is c/o Zephyr Management, 320 Park Avenue, 28th Floor, New York, NY 10022, Attention: Charles Frischer.

      (c) The principal business of Charles Frischer is a Principal of Zephyr Management a global private equity and marketable securities firm. The principal business of the Partnership is investments for its own account.

      (d) - (e) Legal Proceedings

      During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f)   Citizenship

            Mr. Frischer is a citizen of the United States.

Item 3. Source and Amount of Funds of Other Consideration.

      The total amount of funds required to acquire the Shares acquired by Mr. Frischer and the Partnership were $1,148,962 and $9,707.95, respectively. Mr. Frischer used his personal funds to acquire his Shares and the Partnership used funds from its reserves to acquire its Shares.

CUSIP NO. 644206104                   13D                            Page 5 of 9


Item 4. Purpose of Transaction.

      Each of the Reporting Persons acquired the Shares reported herein with a view to making a profit on his or its investment. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, operations, governance, management, strategy and future plans. Depending on various factors including, without limitation, the Issuer's financial position, future actions taken by the Issuer's board of directors, price levels of the Shares, other available investment opportunities, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking representation on the Issuer's board of directors, changes in management of the Issuer and potential strategic transactions by the Issuer.

Item 5. Interest of Securities of the Issuer.

      (a) and (b) Beneficial ownership

      As of the date of this Schedule 13D, the Partnership directly owns 2,000 Shares representing less than 1% of the total outstanding shares. Mr. Frischer directly owns 249,400 Shares and he is the sole general partner of the Partnership. Accordingly, Mr. Frischer indirectly beneficially owns 251,400 Shares representing approximately 7.2% of the outstanding Shares. The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 3,476,068 Shares outstanding at November 6, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2007.

      Mr. Frischer has sole voting power and sole investment power with respect to 251,400 Shares.

      (c) Transactions during the past sixty days

      Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

      (d) Right to receive dividends or proceeds

      Not applicable.

      (e) Beneficial ownership of less than five percent

      Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      The Reporting Persons have agreed to jointly seek to explore appropriate methods of maximizing the value of the Shares in the manner set forth in Item 4 above.

CUSIP NO. 644206104                   13D                            Page 6 of 9


      Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons and between the Reporting Persons and any persons with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

     1. Joint Filing Agreement

CUSIP NO. 644206104                   13D                            Page 7 of 9


                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of: February 11, 2008

                                           /s/ Charles Frischer
                                           ---------------------------------
                                           Charles Frischer


                                           LIBBY FRISCHER FAMILY PARTNERSHIP

                                           By: /s/ Charles Frischer
                                               ---------------------------------
                                               Charles Frischer
                                               General Partner


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 644206104                   13D                            Page 8 of 9


                                     ANNEX A

          Schedule of Transactions in Depositary Receipts of the Issuer
                             During the Past 60 Days

                                Charles Frischer
                                ----------------

Date of Transaction        Quantity Purchased(1)       Price per Common Share(2)
-------------------        ---------------------       -------------------------
       2/4/08                      21,900                        $5.00
       2/5/08                       2,000                        $5.00
       2/5/08                     180,000                        $4.89
       2/6/08                       5,000                        $4.90
       2/8/08                      27,000                        $4.65

                                         Libby Frischer Family Partnership

Date of Transaction        Quantity Purchased(1)       Price per Common Share(2)
-------------------        ---------------------       -------------------------
       2/5/08                       2,000                        $4.85

(1) All purchases were effected through open market or privately negotiated transactions.
(2)   Inclusive of brokerage commissions

CUSIP NO. 644206104                   13D                            Page 9 of 9


                                                                       Exhibit 1

                             Joint Filing Agreement

      In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Depositary Receipts of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of February 11, 2008.


                                           /s/ Charles Frischer
                                           ---------------------------------
                                           Charles Frischer


                                           LIBBY FRISCHER FAMILY PARTNERSHIP

                                           By: /s/ Charles Frischer
                                               ---------------------------------
                                               Charles Frischer
                                               General Partner